Exhibit 99.1

YY INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contents Page

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017	F-2

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended June 30, 2016 and 2017	F-4

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2016 and 2017	F-6

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2016 and 2017	F-8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-10

F-1

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND JUNE 30, 2017

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,	As of June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))
Assets
Current assets
Cash and cash equivalents	3	1,579,743	1,349,141	199,009
Short-term deposits	4	3,751,519	1,890,000	278,790
Restricted short-term deposits	5	-	1,000,000	147,508
Short-term investments		-	14,070	2,075
Accounts receivable, net	6	169,571	218,558	32,239
Inventory		2,266	1,223	180
Amount due from related parties	23	135,245	90,474	13,346
Prepayments and other current assets	7	224,732	141,504	20,875

Total current assets		5,863,076	4,704,970	694,022

Non-current assets
Deferred tax assets		117,811	111,104	16,389
Investments	8	918,602	1,105,771	163,110
Property and equipment, net	9	838,750	921,561	135,937
Land use right, net	10	1,872,394	1,848,440	272,659
Intangible assets, net	11	58,926	35,050	5,170
Goodwill	12	14,300	14,277	2,106
Other non-current assets		101,933	73,192	10,796

Total non-current assets		3,922,716	4,109,395	606,167

Total assets		9,785,792	8,814,365	1,300,189

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	15	-	609,756	89,944
Convertible bonds	16	2,768,469	-	-
Accounts payable		137,107	108,700	16,034
Deferred revenue	13	430,683	506,806	74,758
Advances from customers		56,152	65,149	9,610
Income taxes payable		140,754	121,871	17,977
Accrued liabilities and other current liabilities	14	1,066,038	1,051,400	155,091
Amounts due to related parties	23	91,245	41,110	6,063

Total current liabilities		4,690,448	2,504,792	369,477

Non-current liabilities
Convertible bonds		-	6,775	999
Deferred revenue	13	25,459	28,330	4,179
Deferred tax liabilities		8,058	7,620	1,124

Total non-current liabilities		33,517	42,725	6,302

Total liabilities		4,723,965	2,547,517	375,779

Commitments and contingencies	25

F-2

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND JUNE 30, 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,	As of June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))
Mezzanine equity		9,272	12,687	1,871

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 750,115,028 and 773,115,328 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	20	44	46	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 359,557,976 and 347,982,976 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	20	26	25	4
Additional paid-in capital		2,165,766	2,210,331	326,041
Statutory reserves		58,857	58,857	8,682
Retained earnings		2,728,736	3,845,598	567,256
Accumulated other comprehensive income		93,066	95,391	14,071

Total YY Inc.’s shareholders’ equity		5,046,495	6,210,248	916,061

Non-controlling interests		6,060	43,913	6,478

Total shareholders’ equity		5,052,555	6,254,161	922,539

Total liabilities, mezzanine equity and shareholders’ equity		9,785,792	8,814,365	1,300,189

The accompanying notes are an integral part of these consolidated financial statements.

F-3

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the six months ended June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))
Net revenues(1)
Live streaming		3,018,664	4,430,824	653,581
Online games		359,371	293,707	43,324
Membership		141,442	97,625	14,400
Others		110,618	53,793	7,935

Total net revenues		3,630,095	4,875,949	719,240

Cost of revenues(2)	17	(2,268,871)	(2,940,440)	(433,738)

Gross profit		1,361,224	1,935,509	285,502

Operating expenses(2)
Research and development expenses		(351,876)	(332,920)	(49,108)
Sales and marketing expenses		(166,660)	(293,036)	(43,225)
General and administrative expenses		(173,562)	(181,197)	(26,728)

Total operating expenses		(692,098)	(807,153)	(119,061)

(Loss)/Gain on deconsolidation and disposal of subsidiaries		(23,474)	37,989	5,604
Other income	18	31,412	49,986	7,373

Operating income		677,064	1,216,331	179,418

Foreign currency exchange gains/(losses), net		789	(1,574)	(232)
Gain on partial disposal of investments		-	45,861	6,765
Interest expense		(39,970)	(24,727)	(3,647)
Interest income		23,551	58,348	8,607

Income before income tax expenses		661,434	1,294,239	190,911

Income tax expenses	19	(124,801)	(189,604)	(27,968)

Income before share of income in equity method investments, net of income taxes		536,633	1,104,635	162,943

Share of income in equity method investments, net of income taxes		5,746	8,661	1,278

Net income		542,379	1,113,296	164,221

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders		(9,246)	(3,566)	(526)

Net income attributable to YY Inc.		551,625	1,116,862	164,747

Other comprehensive income / (loss):
Unrealized gain of available-for-sale securities, net of nil tax		177,152	2,418	357
Foreign currency translation adjustments, net of nil tax		(1,109)	(93)	(14)

Comprehensive income attributable to YY Inc.		727,668	1,119,187	165,090

F-4

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the six months ended June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))

Net income per ADS*
—Basic	22	9.82	19.68	2.90
—Diluted	22	9.65	19.21	2.83
Weighted average number of ADS used in calculating net income per ADS
—Basic	22	56,153,766	56,757,452	56,757,452
—Diluted	22	57,141,627	59,234,872	59,234,872

Net income per common share*
—Basic	22	0.49	0.98	0.15
—Diluted	22	0.48	0.96	0.14
Weighted average number of common shares used in calculating net income per common share
—Basic	22	1,123,075,313	1,135,149,038	1,135,149,038
—Diluted	22	1,142,832,539	1,184,697,433	1,184,697,433

*	Each ADS represents 20 Class A common shares.

(1)	Revenue presentation has been changed to live streaming, online games, membership and others since the third quarter of 2016, and the revenue presentation for the period ended June 30, 2016 has also been retrospectively changed.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the six months ended June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))

Cost of revenues		8,753	6,644	980
Research and development expenses		53,773	21,896	3,230
Sales and marketing expenses		1,780	812	120
General and administrative expenses		31,113	16,706	2,464

The accompanying notes are an integral part of these consolidated financial statements.

F-5

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B common shares		Additional			Accumulated other	Total YY Inc.’s		Total
	Note	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive (loss)/income	shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819
Issuance of common shares for exercised share options	21	104,380	-	-	-	3	-	-	-	3	-	3
Issuance of common shares for vested restricted shares and restricted share units		3,999,560	-	-	-	-	-	-	-	-	-	-
Share-based compensation —restricted share units	21	-	-	-	-	95,240	-	-	-	95,240	-	95,240
Share-based compensation —restricted shares to the founder of a subsidiary of a variable interest entity		-	-	-	-	287	-	-	-	287	-	287
Capital injection in subsidiaries from non-controlling interest shareholders		-	-	-	-		-	-	-	-	3,032	3,032
Components of comprehensive income
Net income attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	551,625	-	551,625	(63)	551,562
Unrealized gain of available-for-sales securities, net of nil tax		-	-	-	-	-	-	-	177,152	177,152	-	177,152
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	(1,109)	(1,109)	-	(1,109)

Balance as of June 30, 2016		732,331,788	43	369,557,976	27	2,107,329	56,507	1,758,793	139,658	4,062,357	10,629	4,072,986

F-6

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B common shares		Additional			Accumulated other	Total YY Inc.’s		Total
	Note	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive income	shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2016		750,115,028	44	359,557,976	26	2,165,766	58,857	2,728,736	93,066	5,046,495	6,060	5,052,555
Issuance of common shares for exercised share options	21	73,160	-	-	-	8	-	-	-	8	-	8
Issuance of common shares for vested restricted shares and restricted share units		11,352,140	1	-	-	-	-	-	-	1	-	1
Share-based compensation —restricted share units	21	-	-	-	-	45,772	-	-	-	45,772	-	45,772
Share-based compensation —restricted shares to the founder of a subsidiary of a variable interest entity		-	-	-	-	286	-	-	-	286	-	286
Class B common shares converted to Class A common shares		11,575,000	1	(11,575,000)	(1)	-	-	-	-	-	-	-
Deemed disposal of partial interest in an equity investment		-	-	-	-	(1,501)	-	-	-	(1,501)	-	(1,501)
Capital injection in subsidiaries from non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	32,000	32,000
Disposal of subsidiaries with noncontrolling interest shareholders		-	-	-	-	-	-	-	-	-	12,834	12,834
Components of comprehensive income
Net income attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,116,862	-	1,116,862	(6,981)	1,109,881
Unrealized gain of available-for-sales securities, net of nil tax		-	-	-	-	-	-	-	2,418	2,418	-	2,418
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	(93)	(93)	-	(93)

Balance as of June 30, 2017		773,115,328	46	347,982,976	25	2,210,331	58,857	3,845,598	95,391	6,210,248	43,913	6,254,161

The accompanying notes are an integral part of these consolidated financial statements.

F-7

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

(All amounts in thousands)

		For the six months ended June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))
Cash flows from operating activities
Net income		542,379	1,113,296	164,221
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	9	84,199	90,206	13,306
Amortization of acquired intangible assets and land use right	10,11	51,281	47,566	7,016
Allowance for doubtful accounts		3,148	(267)	(39)
Loss on disposal of property and equipment		199	2,568	379
Impairment of investments	8	4,583	20,334	2,999
Impairment of intangible assets		1,057	-	-
Share-based compensation		95,419	46,058	6,794
Share of income in equity method investments, net of income taxes		(5,746)	(8,661)	(1,278)
Loss/(Gain) on deconsolidation and disposal of subsidiaries		23,474	(37,989)	(5,604)
Gain on partial disposal of investments		-	(45,861)	(6,765)
Deferred income taxes, net	19	20,998	6,269	925
Foreign exchange (gains)/losses, net		(789)	1,574	232
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable, net		(29,665)	(49,667)	(7,326)
Prepayments and other assets		(38,600)	38,162	5,629
Amounts due from related parties		2,730	155	23
Inventory		421	526	78
Amounts due to related parties		2,396	(11,245)	(1,659)
Accounts payable		23,279	(15,818)	(2,333)
Deferred revenue		14,673	86,008	12,687
Advances from customers		22,690	8,997	1,327
Income taxes payable		(12,715)	(18,883)	(2,785)
Accrued liabilities and other current liabilities		(33,228)	8,195	1,208

Net cash provided by operating activities		772,183	1,281,523	189,035

Cash flows from investing activities
Placements of short-term deposits		(3,879,713)	(1,890,000)	(278,790)
Maturities of short-term deposits		2,686,016	3,739,652	551,628
Placement of restricted short-term deposits		-	(1,000,000)	(147,508)
Maturities of restricted short-term deposits		389,221	-	-
Placement of short-term investments		-	(14,070)	(2,075)
Purchase of property and equipment		(90,068)	(188,739)	(27,840)
Purchase of intangible assets and land use right		(65,392)	(1,841)	(272)
Purchase of other non-current assets		(1,688)	(10,003)	(1,476)
Cash paid for investments		(56,980)	(217,682)	(32,110)
Cash received from disposal of investments		3,000	81,792	12,065
Cash dividend received from an equity investee		1,920	-	-
Deconsolidation and disposal of subsidiaries, net of cash disposed		3,300	117,005	17,259
Payment on behalf of related parties, net of repayment	23	15,092	34,616	5,106
Loan to related parties	23	(30,620)	(44,992)	(6,637)
Loans to employees and third parties		(1,550)	(16,100)	(2,375)
Repayment of loans from employees and third parties		2,167	2,204	325
Proceeds from disposal of property and equipment		116	187	28

Net cash (used in)/provided by investing activities		(1,025,179)	592,029	87,328

F-8

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017 (CONTINUED)

(All amounts in thousands)

		For the six months ended June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))
Cash flows from financing activities
Proceeds from exercise of vested share options		3	8	1
Repayment of convertible bonds		-	(2,753,630)	(406,182)
Proceed from bank borrowings		-	621,118	91,620
Capital contributions from the non-controlling interests		3,032	32,000	4,720

Net cash provided by/(used in) financing activities		3,035	(2,100,504)	(309,841)

Net decrease in cash and cash equivalents		(249,961)	(226,952)	(33,478)
Cash and cash equivalents at the beginning of the period		928,934	1,579,743	233,025
Effect of exchange rate changes on cash and cash equivalents		166	(3,650)	(538)

Cash and cash equivalents at the end of the period		679,139	1,349,141	199,009

		For the six months ended June 30,
	Note	2016	2017	2017
		RMB	RMB	US$
				(Note 2(c))
Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized		29,812	34,467	5,084
—Acquisition of property and equipment in form of accounts payable		34,837	25,957	3,829
—Income taxes paid		116,518	202,218	29,829

The accompanying notes are an integral part of these consolidated financial statements.

F-9

YY Inc

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a) Principal activities

YY Inc. (the "Company"), through its subsidiaries, its variable interest entities ("VIEs", also refer to VIEs and their subsidiaries as a whole, where appropriate) (collectively, the "Group") is principally engaged in operating a live streaming platform in the People's Republic of China (the "PRC" or "China") through its platform, YY Client and through its websites YY.com, Huya.com, Zhiniu8.com and Duowan.com.

(b) Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the NASDAQ Global Market and the underwriters subsequently exercised their over-allotment option on December 5, 2012. The Company issued and sold a total of 8,970,000 American Depositary shares (“ADSs”) in these transactions, representing 179,400,000 Class A common shares. Each ADS represents twenty Class A common shares. Upon the completion of the IPO, all of the Company’s 359,424,310 outstanding preferred shares and 548,408,914 outstanding common shares were converted into Class B common shares immediately as of the same date.

(c) Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of June 30, 2017 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal subsidiaries

Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands(“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan” or “Guangzhou Duowan”)	PRC	April 9, 2007	100%	Online advertising and software development

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P. (“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

HUYA Inc.	Cayman Islands	March 30, 2017	100%	Investment holding

Principal VIEs

Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Zhuhai Huanju Huyu Technology Co., Ltd.	PRC	May 4, 2015	100%	Software development

Shanghai Yilian Equity Investment Partnership(LP) (“Shanghai Yilian”)	PRC	June 23, 2015	93.5%	Investment

Guangzhou Huya Information Technology Co.,Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	100%	Software development

F-10

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies

(a)	Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of December 31, 2016 and for the period ended December 31, 2016. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements as of December 31, 2016 and for the period ended December 31, 2016. The condensed consolidated balance sheet at December 31, 2016 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2016 and for the period ended December 31, 2016.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Beijing Bilin Changxiang Information Technology Co., Ltd. and ultimately the Company hold all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

F-11

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(b)	Consolidation (continued)

The Company established two funds entities, namely Engage L.P. and Shanghai Yilian, (collectively, the “Funds”), in March and June 2015, respectively. The Company holds 93.5% of interests in the Funds. The Company assesses that the Company exercises controls and is entitled to the various returns of the Funds and therefore the Funds have been accounted for as subsidiaries of and has been consolidated by the Company in accordance with ASC 810.

The Company deconsolidates its subsidiaries in accordance with ASC 810 as of the date the Company ceased to have a controlling financial interest in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net income/(loss) attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/(loss) attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

(c)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7793 on June 30, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d)	Statutory reserves

The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the six months ended June 30, 2016 and 2017, respectively.

(e)	Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

F-12

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(f)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) which will replace requirements in U.S. GAAP. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The standard will be effective for the first quarter of 2018. The Company has set up an implementation team that is currently in the process of analyzing each of revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this guidance retrospectively on January 1, 2017. Accordingly, the consolidated balance sheets as of June 30, 2017 and December 31, 2016 reflect the new classification. As a result of the adoption of this guidance, the Company retrospectively reclassified RMB107.3 million of deferred tax assets from current assets into non-current assets as of December 31, 2016.

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F-13

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(f)	Recently issued accounting pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based compensation. This standard addresses several aspects of the accounting for share-based award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification in the statement of cash flows; and (d) accounting for forfeitures of share-based awards. This guidance became effective for reporting periods beginning after December 15, 2016. The Company adopted this new guidance on January 1, 2017. The Company elected to continue to account for forfeitures by estimating expected forfeitures, and this standard does not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15: Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F-14

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Summary of significant accounting policies (continued)

(f)	Recently issued accounting pronouncements (continued)

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04: Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F-15

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2016 and June 30, 2017 primarily consist of the following currencies:

	December 31, 2016		June 30, 2017
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	1,536,947	1,536,947	1,181,314	1,181,314
US$	6,171	42,796	24,771	167,827

Total		1,579,743		1,349,141

4.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2016 and June 30, 2017 primarily consist of the following currencies:

	December 31, 2016		June 30, 2017
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	1,235,000	1,235,000	1,890,000	1,890,000
US$	362,882	2,516,519	-	-

Total		3,751,519		1,890,000

5.	Restricted short-term deposits

	December 31,	June 30,
	2016	2017
	RMB	RMB

Pledge short-term deposits for bank borrowing facilities(i)	-	1,000,000

(i) As of June 30, 2017, the Group had restricted short-term deposits balance of RMB1,000 million representing pledged deposit with banks in China in order to obtain bank borrowing facilities amounting to US$160 million.

F-16

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

6.	Accounts receivable, net

	December 31,	June 30,
	2016	2017
	RMB	RMB

Accounts receivable, gross	224,791	274,439
Less: allowance for doubtful receivables	(55,220)	(55,881)

Accounts receivable, net	169,571	218,558

The following table presents movement of the allowance for doubtful receivables:

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Balance at the beginning of the period	(58,791)	(55,220)
Additions charged to general and administrative expenses, net	(1,385)	(676)
Write-off during the period	-	15

Balance at the end of the period	(60,176)	(55,881)

7.	Prepayments and other current assets

	December 31,	June 30,
	2016	2017
	RMB	RMB

Prepayments and deposits to vendors and content providers	70,347	60,141
Interests receivable	17,050	31,056
Rental and other deposits	13,015	14,846
Receivables from disposal of investments	-	9,736
Employee advances	12,245	8,857
Receivables from disposal of a subsidiary	95,166	2,300
Others	16,909	14,568

Total	224,732	141,504

F-17

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

8.	Investments

	December 31,	June 30,
	2016	2017
	RMB	RMB

Cost investments(i)	477,733	652,055
Equity investments	252,272	268,017
Available-for-sale securities	188,597	185,699

Total	918,602	1,105,771

(i)	In the first half year of 2017, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB207,039. The investments are not investment in common stock or in-substance common stock and therefore have been precluded from applying the equity method of accounting. They have been accounted for as investments under cost method, since all of these equity securities do not have a readily determinable fair value.

(ii)	The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. For the six months ended June 30, 2016 and 2017, based on the Group's assessment, an impairment charge of RMB4,583 and RMB20,334 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

9.	Property and equipment, net

Property and equipment consists of the following:

	December 31,	June 30,
	2016	2017
	RMB	RMB

Gross carrying amount
Buildings	482,333	626,634
Servers, computers and equipment	565,786	539,788
Leasehold improvements	80,812	80,812
Decoration of buildings	68,981	70,476
Motor vehicles	24,016	27,494
Furniture, fixture and office equipment	23,259	27,113
Construction in progress	5,586	13,039

Total	1,250,773	1,385,356
Less: accumulated depreciation	(412,023)	(463,795)

Property and equipment, net	838,750	921,561

Depreciation expense for the six months ended June 30, 2016 and 2017 were RMB84,199 and RMB90,206, respectively.

F-18

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

10.	Land use right, net

Land use right consists of the following:

	December 31,	June 30,
	2016	2017
	RMB	RMB

Gross carrying amount	1,916,309	1,916,309
Less: accumulated amortization	(43,915)	(67,869)

Land use right, net	1,872,394	1,848,440

Amortization expense for the six months ended June 30, 2016 and 2017 were RMB19,961 and RMB23,954, respectively.

11.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,	June 30,
	2016	2017
	RMB	RMB

Gross carrying amount
Operating rights for game broadcasting	58,655	58,655
Operating rights for licensed games	40,274	40,274
Software	30,632	30,549
Domain names	27,311	26,800
Technology	18,282	18,078
Brand names	59,034	8,500
Others	18,300	-

Total of gross carrying amount	252,488	182,856

Less: accumulated amortization
Operating rights for game broadcasting	(46,855)	(58,655)
Operating rights for licensed games	(30,804)	(38,115)
Software	(13,110)	(15,813)
Domain names	(8,449)	(9,165)
Brand names	(21,810)	(8,500)
Technology	(9,457)	(10,128)
Others	(3,592)	-

Total of accumulated amortization	(134,077)	(140,376)

Less: accumulated impairment	(59,485)	(7,430)

Intangible assets, net	58,926	35,050

Amortization expense for the six months ended June 30, 2016 and 2017 were RMB31,320 and RMB23,612, respectively.

F-19

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years as of June 30, 2017 are as follows:

Twelve months ended June 30	Amortization expense of intangible assets
RMB

2018	9,785
2019	6,472
2020	5,576
2021	2,720
2022	1,781

The weighted average amortization periods of intangible assets as of December 31, 2016 and June 30, 2017 are as below:

	December 31,	June 30,
	2016	2017

Domain names	15 years	15 years
Technology	5 years	5 years
Software	5 years	5 years
Operating rights for licensed games	2 years	2 years
Operating rights for game broadcasting	1 year	1 year
Brand names	Not applicable	Not applicable
Others	Not applicable	Not applicable

12.	Goodwill

The changes in the carrying amount of goodwill for the six months ended June 30, 2016 and 2017 are as follows:

	YY Live	100 Education	Total
	RMB	RMB	RMB

Balance as of January 1, 2016	37,452	114,186	151,638
Decrease in goodwill related to disposal	(19,354)	-	(19,354)
Foreign currency translation adjustment	20	-	20
Balance as of June 30, 2016	18,118	114,186	132,304

Balance as of January 1, 2017	14,300	-	14,300
Foreign currency translation adjustment	(23)	-	(23)
Balance as of June 30, 2017	14,277	-	14,277

F-20

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Deferred revenue

	December 31,	June 30,
	2016	2017
	RMB	RMB

Deferred revenue, current :
Live streaming	308,545	386,865
Online games	61,589	53,489
Membership	47,532	56,625
Others	13,017	9,827
Total current deferred revenue	430,683	506,806

Deferred revenue, non-current :
Live streaming	12,002	13,681
Membership	6,273	8,291
Others	7,184	6,358
Total non-current deferred revenue	25,459	28,330

14.	Accrued liabilities and other current liabilities

	December 31,	June 30,
	2016	2017
	RMB	RMB

Accrued revenue sharing fees	521,654	577,925
Accrued salaries and welfare	200,606	132,233
Accrued bandwidth costs	86,186	100,807
Market promotion expenses	68,243	93,989
Deposits from content providers and suppliers	18,779	24,999
License fees	22,725	18,899
Value added taxes payable	38,161	16,394
Other taxes payable	18,516	12,694
Others	91,168	73,460

Total	1,066,038	1,051,400

15.	Short-term loans

	December 31,	June 30,
	2016	2017
	RMB	RMB

Short-term loan	-	609,756

The Group entered into agreements with banks, pursuant to which the Group borrowed three loans with total principal amount of US$90 million within a credit facility of US$160 million. These loans were all with a maturity of less than one year and the annual interest rates of these loans ranged from 2.0% to 2.6%. Term deposit of RMB1,000 million was pledged as collateral for the loan.

F-21

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

16.	Convertible bonds

	December 31,	June 30,
	2016	2017
	RMB	RMB

Convertible Bond, current
2019 Convertible Senior Notes	2,773,925	-
Less: issuance cost	(5,456)	-
	2,768,469	-

Convertible Bond, non-current
2019 Convertible Senior Notes	-	6,775

On March 18, 2014, the Company issued Convertible Senior Notes due 2019 with principal amount of US$400 million (the "Notes"). The Notes bear interest at a rate of 2.25% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The Notes will mature on April 1, 2019.

The Notes are not redeemable prior to the maturity date of April 1, 2019 except that The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on April 1, 2017. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

US$399 million aggregate principal amount of the Notes were redeemed on April 1, 2017. Following the repurchase, US$1 million aggregate principal amount of the Notes remains outstanding and will be due in 2019.

The value of the Notes is initially measured by the cash received and is subsequently stated at amortized cost. As of December 31, 2016 and June 30, 2017, RMB 2.8 billion (US$399 million) and RMB6.8 million (US$1 million) has been accounted for as the value of the Notes in current liabilities and non-current liabilities respectively.

Interest expense recognized for the six months ended June 30, 2016 and 2017 was RMB38,930 and RMB20,746.

F-22

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Cost of revenue

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Revenue sharing fees and content costs	1,600,955	2,294,239
Bandwidth costs	333,558	354,162
Salary and welfare	110,331	116,791
Depreciation and amortization	85,348	85,941
Payment handling costs	43,660	29,826
Business tax and surcharges	19,406	23,285
Share based compensation	8,753	6,644
Other costs	66,860	29,552
Total	2,268,871	2,940,440

18.	Other income

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Government grants	30,776	35,666
Others	636	14,320

Total	31,412	49,986

F-23

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

19.	Income tax

(i) Cayman Islands (“Cayman”)

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) BVI

Duowan BVI is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii) Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for six months ended June 30, 2016 and 2017.

(iv) PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

The Group’s PRC entities provided for enterprise income tax as follows:

•	For the six months ended June 30, 2016 and 2017, Guangzhou Huaduo accrued the EIT at a tax rate of 15% as a result of HNTE status.

•	On December 31, 2013, Guangzhou Huanju Shidai was granted the qualification as a software enterprise and started to enjoy the zero preferential tax rate beginning from 2014 and 12.5% preferential tax rate beginning from 2016.

•	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Certain subsidiaries and VIEs of the Group successfully claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries and VIEs to the Group’s oversea companies.

F-24

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

19.	Income tax (continued)

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2016 and June 30, 2017 are RMB4,784,432 and RMB5,991,538, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2016 and June 30, 2017.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2013 to 30 June 2017 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2017.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Current income tax expenses	103,803	183,335
Deferred income tax expenses	20,998	6,269
Income tax expense	124,801	189,604

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the six months ended June 30,
	2016	2017
	RMB	RMB

PRC Statutory income tax rate	(25.0)%	(25.0)%
Effect of preferential tax rate	12.8%	11.7%
Effect of tax-exempt entities	(2.0)%	(0.8)%
Permanent differences	(2.6)%	0.1%
Change in valuation allowance	(4.5)%	(3.5)%
Effect of Super Deduction available to the Group	2.6%	2.9%
Effective income tax rate	(18.7)%	(14.6)%

20.	Common shares

As of June 30, 2017, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 773,115,328 Class A common shares and 347,982,976 Class B common shares had been issued and outstanding, respectively.

F-25

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Share-based compensation

(a)	Share options

Pre-2009 Scheme Options

Grant of options

Before the adoption of the Employee Equity Incentive Scheme in 2009, 12,705,700 and 8,499,050 share options were granted to employees through individually signed share option agreements, to acquire common shares of Duowan BVI on a one-to-one basis on January 1, 2008 and 2009 respectively. In addition, on January 1, 2008, 3,832,290 share options were granted to one non-employee for the provision of consulting services to the Group (collectively defined as “Pre-2009 Scheme Options”).

Vesting of options

These Pre-2009 Scheme Options will vest over a four years’ service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the six months ended June 30, 2016 and 2017:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, January 1, 2016	768,375	0.0067	2.99	2,395
Exercised	(104,380)	0.0067	2.50

Outstanding, June 30, 2016	663,995	0.0067	2.48	1,120

Outstanding, January 1, 2017	533,655	0.0067	1.98	1,048
Exercised	(73,160)	0.0066	1.36

Outstanding, vested and exercisable at June 30, 2017	460,495	0.0067	1.50	1,333

F-26

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Share-based compensation (continued)

(a)	Share options (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s common shares as of June 30, 2016 and 2017 and the exercise price.

Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company’s common share. These share options were remeasured at the stock price of the Company’s common share as of June 30, 2016 and 2017.

The total intrinsic value of options exercised during the six months ended June 30, 2016 and 2017 amounted to RMB1,317 and RMB1,259, respectively. Since all the share options have been vested, no share based compensation expense related to share options were incurred for the six months ended June 30, 2016 and 2017.

F-27

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Share-based compensation (continued)

(b)	Restricted Share Units

On September 16, 2011, the board of directors of the Company approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of the Company.

Prior to December 31, 2015, the Company granted 57,310,210 restricted share units to employees and 48,000 restricted share units to non-employee pursuant to the 2011 Share Incentive Plan.

During the six months ended June 30, 2016 and 2017, the Company granted 1,530,008 and 1,685,000 restricted share units to employees respectively pursuant to the 2011 Share Incentive Plan.

During the six months ended June 30, 2016 and 2017, the Company granted nil and 150,000 restricted share units to non-employees respectively pursuant to the 2011 Share Incentive Plan.

The following table summarizes the restricted share units activity for the six months ended June 30, 2016 and 2017:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, January 1, 2016	36,283,602	2.3535
Granted	1,530,008	1.8618
Forfeited	(2,871,150)	2.7606
Vested	(9,263,162)	2.3074

Outstanding, June 30, 2016	25,679,298	2.2954

Outstanding, January 1, 2017	20,955,720	2.4320
Granted	1,835,000	2.6194
Forfeited	(1,539,808)	2.7141
Vested	(7,558,471)	2.3601

Outstanding, June 30, 2017	13,692,441	2.4651

Expected to vest at June 30, 2017	13,365,528	2.4676

For the six months ended June 30, 2016 and 2017, the Company recorded share-based compensation of RMB95,240 and RMB45,772 using the graded-vesting attribution method.

As of June 30, 2017, total unrecognized compensation expense relating to the restricted share units was RMB91,092. The expense is expected to be recognized over a weighted average period of 0.95 year using the graded-vesting attribution method.

F-28

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Basic and diluted net income per share

Basic and diluted net income per share for the six months ended June 30, 2016 and 2017 are calculated as follows:

	For the six months ended June 30,
	2016	2017
	RMB	RMB
Numerator:
Net income attributable to the Company	551,625	1,116,862
Interest expenses of convertible notes(i)	-	20,746
Numerator for diluted income per share	551,625	1,137,608

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,123,075,313	1,135,149,038
Dilutive effect of share options	753,130	499,659
Dilutive effect of restricted share units	19,004,096	12,824,802
Dilutive effect of convertible bonds(i)	-	36,223,934
Denominator for diluted calculation	1,142,832,539	1,184,697,433

Basic net income per Class A and Class B common share	0.49	0.98
Diluted net income per Class A and Class B common share	0.48	0.96
Basic net income per ADS*	9.82	19.68
Diluted net income per ADS*	9.65	19.21

*Each ADS represents 20 Class A common shares.

(i) The Notes were included in the computation of diluted earnings per share for the six months ended June 30, 2017 because the inclusion of the impact of such instrument would be dilutive, while it was excluded for the six months ended June 30, 2016 because the inclusion of the impact of such instrument would be anti-dilutive.

F-29

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Major related parties	Relationship with the Group

Guangzhou Shanghang Information Technology Co., Ltd. (“Shanghang”)	Significant influence exercised by a principal shareholder of the Company
Guangzhou Chenjun Equity Investment Limited Partnership (“Guangzhou Chenjun”)	Equity investment
Bigo Inc (“Bigo”)	Cost investment with significant influence
Zhuhai Qiao Youtinghui Co., Ltd.(“Zhuhai Qiao”)	Controlled by a principal shareholder of the Company
Shanghai Ansha Network Technology Co., Ltd.(“Shanghai Ansha”)	Cost investment with significant influence
Shanghai Rongyi Culture Development Co., Ltd.(“Shanghai Rongyi”)	Cost investment with significant influence
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”)	Equity investment
Beijing Huanqiu Xingxue Technology Development Co., Ltd.(“Xingxue”)(1)	Equity investment
Beijing Yunke Online Technology Development Co., Ltd.(“Yunke Online”)(2)	Equity investment

(1) Xingxue became the Group’s equity investment in December 2016.

(2) Yunke Online became the Group’s equity investment in February 2017.

During the six months ended June 30 2016 and 2017, significant related party transactions were as follows:

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Online games revenue shared from related parties	31,648	55,188
Bandwidth service provided by Shanghang	46,320	51,981
Loan to related parties	30,620	44,992
Gain from disposal of an investment to Guangzhou Chenjun	-	35,160
Payment on behalf of related parties, net of repayments	(15,092)	(34,616)
Others	4,051	7,262

F-30

YY Inc.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Related party transactions (continued)

As of December 31, 2016 and June 30, 2017, the amounts due from/to related parties were as follows:

	December 31,	June 30,
	2016	2017
	RMB	RMB

Amount due from related parties
Due from Zhuhai Qiao	10,500	30,500
Due from Xingxue	20,000	20,000
Due from Yunke Online	-	20,000
Due from Shanghai Rongyi	13,000	13,000
Due from Guangzhou Chenjun	58,144	-
Due from Bigo	31,528	-
Others	2,073	6,974

Total	135,245	90,474

Amounts due to related parties
Due to Shanghang	10,925	13,744
Due to Shanghai Ansha	-	10,140
Due to Guangzhou Kuyou	30,996	5,991
Due to Xingxue	42,128	50
Others	7,196	11,185

Total	91,245	41,110

The other receivables/payables from/to related parties are unsecured and payable on demand.

F-31

YY Inc.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of June 30, 2017 except for two available-for-sale investments and one short-term investment.

F-32

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2016 and June 30, 2017:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets
Investments:
Available-for-sale securities	182,480	-	6,117	188,597

	As of June 30, 2017
	Level 1	Level 2	Level 3	Total

Assets
Investments:
Short-term investments	14,070	-	-	14,070
Available-for-sale securities	183,666	-	2,033	185,699
	197,736		2,033	199,769

The available-for-sale securities classified in level 3 represented investments in the redeemable preferred shares of private companies.

The roll forward of Level 3 investments are as following:

Level 3 Available-for-sale securities

Fair value as at January 1, 2016 and June 30, 2016	6,117

Fair value as at January 1, 2017	6,117
Other than temporary impairment	(6,117)
Addition	2,033
Fair value as at June 30, 2017	2,033

F-33

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Commitments and contingencies

(a) Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB33,534 and RMB25,725 for the six months ended June 30, 2016 and 2017, respectively.

As of June 30, 2017, future minimum payments under non-cancellable operating leases consist of the following:

Twelve months ended June 30,	Office rental
RMB

2018	40,497
2019	20,407
2020	6,940
2021 and thereafter	428
68,272

(b) Capital commitment

As of June 30, 2017, the Group did not have any capital commitment.

(c) Litigation

In October 2014, Guangzhou NetEase Computer System Co., Ltd. (“NetEase”) brought a copyright infringement claim against the Group in the Intermediate People’s Court of Guangzhou, alleging that the Group’s live game broadcasting program has infringed the copyright of one of their online games called Fantasy Westward Journey. The claimant is seeking RMB100 million for their potential damages, requesting YY to cease the copyright infringement practices and apologize publicly. Up to the date of this report, the latest court hearing was held in April 2017 and there has been no judgement from the court yet. The Group is not able to make a reliable estimate of the potential loss, if any, at this stage.

F-34

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	VIEs

The following consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the periods ended:

	December 31,	June 30,
	2016	2017
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	1,397,738	1,135,542
Short-term deposits	1,235,000	1,890,000
Restricted short-term deposits	-	1,000,000
Short-term investments	-	14,070
Accounts receivable, net	165,971	214,225
Inventory	2,266	1,223
Amounts due from related parties	135,245	85,573
Prepayments and other current assets	207,245	128,436
Total current assets	3,143,465	4,469,069

Non-current assets
Deferred tax assets	93,744	80,547
Investments	496,870	483,081
Property and equipment, net	261,915	357,712
Intangible assets, net	27,241	6,327
Land use right, net	1,872,394	1,848,440
Goodwill	2,527	2,527
Other non-current assets	85,583	64,000
Total non-current assets	2,840,274	2,842,634

Total assets	5,983,739	7,311,703

Liabilities
Current liabilities
Accounts payable	117,917	96,562
Deferred revenue	429,883	506,006
Advances from customers	56,108	65,105
Income taxes payable	112,779	99,987
Accrued liabilities and other current liabilities	988,911	975,312
Amounts due to related parties	91,245	38,440
Total current liabilities	1,796,843	1,781,412

Non-current liabilities
Deferred revenue	19,125	22,396
Deferred tax liabilities	4,777	4,777
Total non-current liabilities	23,902	27,173

Total liabilities	1,820,745	1,808,585

F-35

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	VIEs (continued)

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Net revenues	3,599,574	4,868,786
Net income	751,336	1,235,658

	For the six months ended June 30,
	2016	2017
	RMB	RMB

Net cash provided by operating activities	950,863	1,432,245
Net cash used in investing activities	(696,420)	(1,685,497)
Net cash provided by financing activities	1,593	32,000
	256,036	(221,252)

27.	Subsequent events

On May 16, 2017, YY entered into a definitive shares subscription agreement for a US$75 million Series A equity funding round for HUYA Inc., a subsidiary of YY, which is mainly engaged in the provision of online game broadcasting services. This transaction was completed in July 2017.

F-36

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

28.	Segment reporting

Starting from the first quarter of 2015, in order to better evaluate the Group’s business performance and better allocate resources the CODM began to review the Group’s business performance based on different operating segments.

In 2016, the Group had 3 operating segments, namely, YY Live, Huya and 100 Education.

As the Company has disposed of a great majority of its online education business before the end of 2016 and disposed of the remaining portion of its online education business in the beginning of 2017, 100 Education ceased to be an operating segment starting from the first quarter of 2017.

In addition, the Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information of comparative periods has been restated accordingly.

The CODM assesses the performance of the operating segments mainly based on net revenues, gross profit/(loss), operating income/(loss) of each reporting segment. Net revenues, gross profit/loss and operating income/(loss) of YY Live, Huya and 100 education are presented for the CODM’s review separately.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

F-37

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

28.	Segment reporting (continued)

The following table presents summary information by segment:

For the six months ended June 30, 2017:

	YY Live	Huya	Total
	RMB	RMB	RMB
Net revenues
Live streaming	3,606,355	824,469	4,430,824
Online games	280,741	12,966	293,707
Membership	93,790	3,835	97,625
Others	34,800	18,993	53,793

Total net revenues	4,015,686	860,263	4,875,949

Cost of revenues(1)	(2,153,787)	(786,653)	(2,940,440)

Gross profit	1,861,899	73,610	1,935,509

Operating expenses(1)
Research and development expenses	(255,392)	(77,528)	(332,920)
Sales and marketing expenses	(256,490)	(36,546)	(293,036)
General and administrative expenses	(153,140)	(28,057)	(181,197)

Total operating expenses	(665,022)	(142,131)	(807,153)
Gain on deconsolidation and disposal of subsidiaries	37,989	-	37,989
Other income	40,455	9,531	49,986
Operating income / (loss)	1,275,321	(58,990)	1,216,331

(1)	Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	Total
	RMB	RMB	RMB

Cost of revenues	4,752	1,892	6,644
Research and development expenses	16,578	5,318	21,896
Sales and marketing expenses	587	225	812
General and administrative expenses	11,440	5,266	16,706

F-38

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

28.	Segment reporting (continued)

The following table presents summary information by segment:

For the six months ended June 30, 2016:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	2,757,913	260,751	-	3,018,664
Online games	359,371	-	-	359,371
Membership	141,442	-	-	141,442
Others	58,793	-	51,825	110,618

Total net revenues	3,317,519	260,751	51,825	3,630,095

Cost of revenues(1)	(1,791,554)	(427,682)	(49,635)	(2,268,871)

Gross profit / (loss)	1,525,965	(166,931)	2,190	1,361,224

Operating expenses(1)
Research and development expenses	(243,888)	(87,701)	(20,287)	(351,876)
Sales and marketing expenses	(110,652)	(27,979)	(28,029)	(166,660)
General and administrative expenses	(132,107)	(35,168)	(6,287)	(173,562)

Total operating expenses	(486,647)	(150,848)	(54,603)	(692,098)
Loss on deconsolidation and disposal of subsidiaries	(23,474)	-	-	(23,474)
Other income	31,412	-	-	31,412
Operating income / (loss)	1,047,256	(317,779)	(52,413)	677,064

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	5,685	2,849	219	8,753
Research and development expenses	37,592	11,769	4,412	53,773
Sales and marketing expenses	1,507	273	-	1,780
General and administrative expenses	15,417	15,789	(93)	31,113

F-39